Annex E

AMENDMENT

This AMENDMENT (the "Amendment") with respect to the Stock Subscription Agreement (the "Agreement") signed in May 2003, effective April 1, 2003, between Moscow CableCom Corp. (formerly known as Andersen Group Inc.), a Delaware corporation (the "Company"), and Moskovskaya Telecommunikationnaya Corporatsiya(COMCOR), an open joint stock company organized under the laws of the Russian Federation ("COMCOR" and together with the Company, the "Parties" and each individually a "Party"), as amended by the First Letter Agreement dated February 23, 2004 (the "First Letter Agreement"), and the Second Letter Agreement dated February 23, 2004 (the "Second Letter Agreement"), is made and entered into by the Parties as of August 26, 2004.  Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

WHEREAS, the Company intends to enter into a Series B Convertible Preferred Stock Subscription Agreement (the "Subscription Agreement") with Columbus Nova Investments VIII Ltd., a Bahamas company (the "Investor"), dated as of the date hereof, whereby the Investor will acquire 4,500,000 shares of Series B Convertible Preferred Stock, par value $.01 per share of the Company (the "Series B Preferred Stock"), and the Company and the Investor will enter into a Warrant Agreement, whereby the Investor will acquire warrants that will be initially exercisable for 8,283,000 shares of Series B Preferred Stock (the "Warrant Agreement");

WHEREAS, the Company and the Investor would like to amend and terminate certain agreements between the Parties relating to ZAO COMCOR TV, a closed joint stock company organized under the laws of the Russian Federation and a subsidiary of the Company ("CCTV"), ABC Moscow Broadband Communication Limited, a Cyprus-based limited liability company and a wholly owned subsidiary of the Company ("MBC"), and Institute for Automated Systems, an open joint stock company organized under the laws of the Russian Federation ("IAS"), in accordance with the terms and conditions of this Amendment; and

WHEREAS, in order to facilitate the entry by the Company and the Investor into the Subscription Agreement and the Warrant Agreement and as a closing condition to the consummation of the transactions contemplated thereby, the Parties agree to amend and terminate certain provisions of the Agreement in accordance with this Amendment concurrent with the Closing (as such term is defined in the Subscription Agreement) on the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual agreements herein contained and intending to be legally bound hereby, the Parties agree as follows:

1.                  Condition Precedent

(a)                This Amendment is subject to the condition precedent (the "Condition Precedent") that the Subscription Agreement is entered into and the Closing occurs on or prior to March 31, 2005, or such later date as the Company and the Investor may determine and the Company shall notify COMCOR. The Parties acknowledge and confirm that this Amendment shall become effective immediately upon the fulfillment of the Condition Precedent (the date on which the Condition Precedent is fulfilled is referred to in this Amendment as the "Effective Date"); provided, however, that the terms and conditions of Section 2(a) shall not be subject to the Condition Precedent and shall become effective upon the fulfillment of the obligations of the Parties under such Section.

2.                  Agreements Relating to CCTV

(a)                CCTV Preferred Stock.

(i)                  The Parties agree that promptly, and in any event not later than ten (10) Business Days, following the date hereof the Parties shall cause CCTV to exchange the 2,121 shares of convertible preferred stock, par value RUR 10 per share, of CCTV issued to COMCOR (the "CCTV Preferred Stock") for 220,879 shares of common stock, par value $.01 per share, of the Company (the "Common Stock").  Following such exchange, the Company shall cause CCTV to cancel the shares of CCTV Preferred Stock.

(ii)                COMCOR acknowledges and agrees that the debt of CCTV to COMCOR (in the amount of 43,898,587 rubles) as described in paragraph 4 of the First Letter Agreement has been repaid and satisfied in full by CCTV.

(b)               Funding Obligations.  COMCOR and the Company agree that on the Effective Date the Funding Obligations of the Company to make capital contributions or to cause MBC to make capital contributions to CCTV in the manner and amounts set forth on Annex III of the Agreement, as amended by the First Letter Agreement and the Second Letter Agreement, shall terminate in their entirety and shall cease to have any force or effect immediately and that COMCOR shall not have any further rights to require the Company to make any capital contributions or to cause MBC to make any such capital contributions in connection with the Funding Obligations.

(c)                CCTV Licensing.  At the request of the Company, COMCOR shall use its best efforts to assist the Company and CCTV in taking, or causing to be taken, all appropriate action and doing, or causing to be done, all things necessary, proper or advisable under applicable Law to obtain from the applicable Governmental or Regulatory Authority renewals and/or extensions of the CCTV Licenses (as such term is defined in the Subscription Agreement) and in making all necessary filings, and thereafter making any other required submissions, with respect to compliance or otherwise in connection with the CCTV Licenses that are required under any applicable Law.

3.                  Agreements Relating to IAS

COMCOR acknowledges and agrees that promptly, and in any event not later than ten (10) Business Days, following the Effective Date COMCOR or any entity related to COMCOR shall exercise, directly or indirectly, its right to subscribe for 650,000 newly issued shares of common stock, par value RUR 1 per share of IAS (the "IAS Common Stock"), for a purchase price of RUR 82 per share for an aggregate purchase price of RUR 53,300,00.  Concurrently with such subscription, COMCOR agrees to sell or to cause such entity related to it to sell 282,722 shares of IAS Common Stock to the Company or its designee for a purchase price of RUR 82 per share for an aggregate purchase price of RUR 23,183,204.  The Parties agree that if after giving effect to such sale, the Company will not own, directly or indirectly, at least 43% of the issued and outstanding shares of IAS Common Stock, calculated on a fully diluted basis, COMCOR will sell to the Company and the Company will acquire from COMCOR such additional number of shares of IAS Common Stock at RUR 82 per share that shall cause the Company to own following such sale at least 43% of the issued and outstanding shares of IAS Common Stock, calculated on a fully diluted basis.

4.                  Other Agreements

In accordance with the Registration Rights Agreement between COMCOR and the Company dated February 23, 2004 (the "Registration Rights Agreement"), COMCOR agrees not to request or demand that the Company effect any Registration (as such term is defined in the Registration Rights Agreement) at any time prior to the Effective Date.

5.                  Release

Each of the Parties confirms that from the Effective Date, it shall have no claim outstanding against the other Party or any of its Affiliates for breach of the provisions of the Agreement that shall be amended pursuant to this Amendment and each Party waives all and any rights it has to bring a claim after the Effective Date for breach by the other Party of the provisions of the Agreement that shall be amended pursuant to this Amendment.

6.                  Severability

            Any term or provision of this Amendment that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

7.                  Variation

            No variation of this Amendment shall be valid unless it is in writing and signed by or on behalf of each of the Parties.  The expression "variation" shall include any variation, amendment, supplement, deletion or replacement however effected.

8.                  Notices

All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date is not a Business Day or the receipt is after 5 p.m.) of transmission by facsimile, or (iii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a Business Day or the receipt is after 5 p.m.) if delivered by courier.  Subject to the foregoing, all notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

If to the Company:

Moscow CableCom Corp.
405 Park Avenue
Suite 1203
New York, NY 10022
Facsimile: +1-212-888-5620
Attention:  Oliver Grace, Jr.

with a courtesy copy (which shall not constitute notice to the Company) to:

Oliver R. Grace, Jr.
55 Brookville Road
Glen Head, NY 11545
Facsimile: +1-516-626-1204

If to COMCOR:

COMCOR
Neglinnaya Street, 17/2
Moscow 127051
Russia
Attention:  Yury Pripachkin
Facsimile:  +7-095-250-7455

9.                  Governing law

            This Amendment shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

10.              Counterparts

            This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.

[SIGNATURE ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first written above.

            MOSKOVSKAYA TELECOMMUNIKATIONNAYA CORPORATSIYA

            By s/ Aram Sarkisovich Grigoryan
            Name:  Aram Sarkisovich Grigoryan
            Title:    General Director

            MOSCOW CABLECOM CORP.

            By /s/ Oliver R. Grace
            Name: Oliver R. Grace
            Title:  Chairman, President and CEO